UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2015

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 27, 2015	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

FIRST QUARTER NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel.:212.245.4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Reports Q1 2015 Results

SHENZHEN, PRC – April 27, 2015 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2015. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the loss from discontinued operations and not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” and reported as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2015	Q1 2014	YoY(%)(c)
Rental income (a)	$823	$101	715
Net rental income (a)	$434	$81	436
% of rental income	52.7%	80.2%
Operating loss (a)	$(2,487)	$(1,737)	—
% of rental income	(302.2%)	(1,719.8%)
per share (diluted)	$(0.06)	$(0.04)	—
Net loss (b)	$(21)	$(21,644)	—
% of rental income	(2.6%)	(21,429.7%)	—
Basic loss per share	($0.00)	($0.48)	—
Diluted loss per share	($0.00)	($0.48)	—
Weighted average number of shares (‘000)
Basic	42,618	45,273
Diluted	42,618	45,318

Notes:

(a)	For the three months ended March 31, 2015 and March 31, 2014, the discontinued operations recognized net sales of nil and $50.6 million, gross profit of nil and $2.5 million, and operating loss of $0.2 million and $15.6 million, respectively. Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q1 2015 on page 6, Condensed Consolidated Statements of Comprehensive Income.
(b)	Net loss for the three months ended March 31, 2015 included (i) loss from discontinued operations (net of tax) of $0.1 million, which mainly resulted from General and Administrative expenses of $0.2 million offset by interest income and exchange gain of $0.1 million and (ii) income from continuing operations of $0.1 million, which mainly represented interest income of $2.6 million and net rental income of $0.4 million offset by General and Administrative expenses of $2.9 million.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q1 2015 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2015

Key Highlights of Financial Position

	As at March 31, 2015		As at December 31, 2014 (a)	As at March 31, 2014 (a)
Cash, cash equivalents and short term investments	$298.2 million	(b)	$298.1 million	$254.2 million
Ratio of cash(c) to current liabilities	5.94		5.87	13.28
Current ratio	6.60		6.51	16.67
Ratio of total assets to total liabilities	7.31		7.24	18.86
Return on equity	(0.03%)		(7.5%)	(24.6%)
Ratio of total liabilities to total equity	0.16		0.16	0.06

Notes:

(a)	Certain financial ratios of the Company as at December 31, 2014 and March 31, 2014 have been re-presented according to the reclassified assets and liabilities from discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q1 2015 on page 7, Condensed Consolidated Balance Sheets.
(b)	Total cash of $298.2 million as at March 31, 2015 included $40.0 million short term bank loan borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) with a term of one year ending on May 28, 2015. $17.6 million out of $40.0 million short term loan has been utilized as payment for 2,669,413 shares of our common stock that we repurchased during May to November 2014. The share repurchase program has been terminated on November 28, 2014 and the remaining funds of $22.4 million from this short term bank loan are placed in time deposits as at March 31, 2015.
(c)	Cash in the financial ratio included both cash, cash equivalents and short term investments in the amount of $298.2 million, $298.1 million and $254.2 million as at March 31, 2015, December 31, 2014 and March 31, 2014 respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the first quarter of 2015 and the same quarter of 2014 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Rental income was mainly derived from properties and lands located in Shenzhen. Operating loss for the first quarter of 2015 was $2.5 million, an increase of $0.8 million, compared to operating loss of $1.7 million in the first quarter of last year.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the first quarter of 2015 and the same period of 2014, net sales were nil and $50.6 million, gross profit was nil and $2.5 million, and operating loss was $0.2 million and $15.6 million, respectively.

After considering the loss from discontinued operations (net of tax), net loss in the first quarter of 2015 was $0.02 million, or loss of $0.00 per diluted share, compared to net loss of $21.6 million, or loss of $0.48 per diluted share in the first quarter of last year. Net loss primarily is comprised of (i) income of $0.08 million from continuing operations in the first quarter of 2015, compared to $3.2 million loss in the same period of last year, (ii) and the $0.1 million loss from discontinued operations (net of tax) in the first quarter of 2015, compared to $18.4 million loss in the same period of last year.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q1 2015 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

With the cessation of LCM business in April 2014, the Company has been focusing its effort in developing the land parcels in Shenzhen.

In relation to the land parcels (in Guangming and Gushu) in Shenzhen, the construction permit application processes have been proceeding smoothly, and we believe that we can obtain the necessary permits and approvals to carry out the next stages of our property development projects on schedule.

For the Guangming project (Phase 1), the construction permit application processes have been proceeding smoothly, and we are in the final stages of selecting and appointing the qualified professional architectural firms for the next stage of the project. The construction phase of the Guangming project (Phase 1) is expected to commence in Q1 of 2016. Based on the current plan, subject to the final approval of the relevant authorities in China, the Phase 1 of the Guangming project will consist of mixed development of office buildings, retail area, hotel and apartment complexes. The Guangming project (Phase 2) will commence upon the completion of Guangming project (Phase 1). Based on the current timetable, the construction at the Gushu area is expected to commence no earlier than 2017

A summary of our planned gross floor area of the two land parcels in Shenzhen is as follows:

	Guangming		Gushu
	Phase 1	Phase 2	Phase 1	Phase 2
Plot ratios	2.55 to 3.78		6.25
Gross floor area (“GFA”) sq meters	265,000	127,000	140,000	140,000
Underground floor area sq meters	67,600	33,600	27,500	27,500
GFA subtotal (by land area) sq meters	493,200		335,000

Please note that the eventual plot ratio and GFA, for the two parcels of land could be different from the above, are subject to the final approval of the relevant authorities in China.

In the recent weeks leading to the date of this announcement, the Chinese government has introduced a series of stimulus programs that are favorable to the property market. The average selling prices of properties sold in Shenzhen continued to show modest growth.

At this juncture, we continue to seek potential joint venture partners for the development of the land parcels in Shenzhen. External agents have been engaged to source suitable, capable and experienced joint venture partners. Before a joint venture partner is secured, we will work with other external professional firms in all material matters concerning our permit applications. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. Based on the current timetable and progress, we do not foresee any immediate difficulties in the application process. We will continue to make timely announcements to keep shareholders informed about material developments.

As for our Wuxi plant, the factory building continues to be listed for sale.

The current headcount of our Group is 61 and we believe that our overhead expenses are under control. We currently derive a majority of our income from rental and interest income. Any future reductions in the official cash deposit interest rates in China and Hong Kong could adversely impact our income. As of March 31, 2015, total cash was $298 million. As a result of our cash position, we believe our finances remain healthy to fund the initial stages of these property development projects in the next two to three years. All our land development related applications are subject to government policies and regulations in the real estate market. However, this is our first venture into the land development projects after the cessation of the LCM business, and we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. For more information on risks in our business, please refer to the Risk Factors section of the 2014 Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM UPDATE

The stock repurchase program previously announced on May 7, 2014 was completed on November 28, 2014. The share repurchase has been conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934. During this 6-month period, we have bought back a total of 2,669,413 common stocks from the open market for a total consideration of $17.6 million (represents an average price of $6.56 per share). The $40.0 million loan from HSBC to finance the share repurchase program will be repaid in May 2015 upon maturity.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

Effective May 1, 2015, Mr. Shan-Nen Bong (“Mr. Bong”), will be appointed as Chief Financial Officer of the Company. Mr. Bong joined Nam Tai as VP of Finance and Administration since October 2014 and has familiarized himself with the finance and operations of Nam Tai Group. Mr. Bong has previously worked in one of the Big-4 accounting firms for 17 years in Singapore, New Zealand, San Jose (USA) and Beijing, and was an audit partner for the last 2.5 years at that firm before agreeing to join the Company.

Mr. Bong is a member of Institute of Chartered Accountants in England and Wales, Hong Kong Institute of Certified Public Accountants and Chartered Accountants Australia and New Zealand. The Board of Directors is confident that Mr. Bong can take the position of Chief Financial Officer to support the continuous growth of the Company.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2014 and 2015

As announced on December 19, 2014, the Company has set the payment schedule of quarterly dividends for 2015. The dividend for Q2 2015 was paid on April 20, 2015.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2015.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2015	December 31, 2014	January 20, 2015	$0.02	PAID
Q2 2015	March 31, 2015	April 20, 2015	$0.02	PAID
Q3 2015	June 30, 2015	before July 31, 2015	$0.02
Q4 2015	September 30, 2015	before October 31, 2015	$0.02

Total for Full Year 2015			$0.08

The Company’s decision to continue dividend payments in 2015 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2015 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2015

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2014 to release the quarterly financial results for 2015. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q1 2015	April 27, 2015 (Monday)
Q2 2015	August 3, 2015 (Monday)
Q3 2015	November 2, 2015 (Monday)
Q4 2015	February 1, 2016 (Monday)

ANNUAL GENERAL MEETING

The 2015 Annual General Meeting (“AGM”) has been scheduled to be held on Friday, June 5, 2015 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen offices in the location of Namtai Industrial Estate East, 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China. The record date for determining shareholders entitled to vote at its annual meeting was April 24, 2015 and the proxy materials will be released to shareholders on April 30, 2015.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

Upon the cessation of our LCM manufacturing business in April 2014, we formally transformed our core business from the EMS industry to property development and management. We currently focus our efforts on redeveloping two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2015 AND 2014

(In Thousands of US Dollars except share and per share data)

	Three months ended March 31
	2015	2014

Rental income (1)	$823	$101
Rental expense	389	20

Net rental income	434	81

Costs and expenses
General and administrative expenses	2,921	1,818

	2,921	1,818

Operating loss	(2,487)	(1,737)

Other income (expenses), net	175	(3,477)
Interest income	2,543	2,017
Interest expenses	(154)	—

Income (loss) before income tax	77	(3,197)
Income tax	—	—

Income (loss) from continuing operations	77	(3,197)
Loss from discontinued operations, net of tax	(98)	(18,447)

Consolidated net loss	(21)	(21,644)
Other comprehensive income	—	—

Consolidated comprehensive loss(2)	$(21)	$(21,644)

Basic net loss per share:
Basic earnings (loss) per share from continuing operations(3)	$0.00	$(0.07)
Basic loss per share from discontinued operations(3)	$(0.00)	$(0.41)

Basic net loss per share(3)	$(0.00)	$(0.48)

Diluted net loss per share:
Diluted earnings (loss) per share from continuing operations(3)	$0.00	$(0.07)
Diluted loss per share from discontinued operations(3)	$(0.00)	$(0.41)

Diluted net loss per share(3)	$(0.00)	$(0.48)

Weighted average number of shares (‘000)
Basic	42,618	45,273
Diluted	42,618	45,318

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee for a term of three years since May 2014.
(2)	Consolidated comprehensive loss for the three months ended March 31, 2015 included (i) loss from discontinued operations (net of tax) of $0.1 million, Which mainly resulted from General and Administrative expenses of $0.2 million offset by interest income and exchange gain of $0.1 million and (ii) income from continuing operations of $0.1 million, which mainly represented interest income of $2.6 million and net rental income of $0.4 million offset by General and Administrative expenses of $2.9 million.
(3)	The basic and diluted earnings (loss) per share from continuing operations and discontinued operations attributable to equity holders for the three months ended March 31,2015 are less than $ 0.01.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2015 AND DECEMBER 31, 2014

(In Thousands of US Dollars)

	March 31	December 31
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents(1) (2)	$183,467	$212,760
Short term investments(1)(2)	114,707	85,295
Prepaid expenses and other receivables	5,922	5,100
Finance lease receivable – current	4,394	4,294
Assets held for sale	22,877	22,881
Current assets from discontinued operations	94	630

Total current assets	331,461	330,960

Property, plant and equipment, net	26,004	25,945
Finance lease receivable – non current	—	1,048
Land use rights	9,583	9,645
Other assets	155	155

Total assets	$367,203	$367,753

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(3)	$40,000	$40,000
Accrued expenses and other payables	7,498	7,219
Dividend payable	2,557	3,409
Current liabilities from discontinued operations	179	173

Total current liabilities	50,234	50,801

EQUITY
Shareholders’ equity:
Common shares(4)	426	426
Additional paid-in capital	274,314	274,276
Retained earnings	42,237	42,258
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	316,969	316,952

Total liabilities and shareholders’ equity	$367,203	$367,753

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $114.7 million and $85.3 million as at March 31, 2015 and December 31, 2014 respectively are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Total cash of $298.2 million as at March 31, 2015 included $40.0 million short term bank loan borrowed from HSBC with a term of one year, $17.6 million out of $40.0 million has been utilized to repurchase 2,669,413 common stocks during May to November 2014. The remaining funds from this short term bank loan have been placed in time deposits as at March 31, 2015.
(3)	Short term bank borrowing represented the short term bank loan of $40.0 million borrowed from HSBC with a term of one year from May 28, 2014 to May 28, 2015.
(4)	Common shares are stated after the cancellation of 2,669,413 shares repurchased and cancelled up to November 28, 2014 when the share repurchase program was officially terminated.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended March 31
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(21)	$(21,644)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	785	1,861
Reversal for bad debts	—	(381)
Gain on disposal of property, plant and equipment	(2)	(605)
Gain on disposal of idle property, plant and equipment	(106)	(181)
Impairment loss on fixed assets	—	16,738
Share-based compensation expenses	38	38
Unrealized exchange loss	—	7,778
Changes in current assets and liabilities:
Decrease in accounts receivable	—	67,068
Decrease in inventories	—	29,012
(Increase) decrease in prepaid expenses and other receivables	(778)	2,154
Decrease in accounts payable	—	(89,424)
Increase (decrease) in accrued expenses and other payables	285	(20,180)
Decrease in income tax payable	—	(1,075)

Total adjustments	222	12,803

Net cash provided by (used in) operating activities	$201	$(8,841)

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2015 AND 2014

(In Thousands of US Dollars)

	Three months ended March 31
	2015	2014
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(290)	$(401)
Proceeds from disposal of property, plant and equipment and other assets	6	788
Proceeds from disposal of idle property, plant and equipment and other assets	106	181
Cash received from finance lease receivable	948	858
Increase in short term investments	(29,412)	(32,080)

Net cash used in investing activities	$(28,642)	$(30,654)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(852)	$(906)

Net cash used in financing activities	$(852)	$(906)

Net decrease in cash and cash equivalents	$(29,293)	$(40,401)
Cash and cash equivalents at beginning of period	212,760	68,707
Effect of exchange rate changes on cash and cash equivalents	—	(7,778)

Cash and cash equivalents at end of period	$183,467	$20,528

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2015 AND 2014

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $21 and $21,644 for the three months ended March 31, 2015 and 2014 respectively.

2.	A summary of the rental income, net income and long-lived assets by geographical areas is as follows:

	Three months ended March 31
	2015	2014
RENTAL INCOME WITHIN:
- PRC	$823	$101

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$488	$(5)
- Hong Kong	(411)	(3,192)

Total net income (loss) from continuing operations	$77	$(3,197)

	March 31, 2015	December 31, 2014
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$31,959	$31,897
- Hong Kong	3,628	3,693

Total long-lived assets	$35,587	$35,590